Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Disclosure on Material Impact of COVID–19 Pandemic on Tata Motors Group Operations

Mumbai, June 2, 2020: Pursuant to SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/84 dated May 20, 2020 and with reference to our letters no 15941 and 16001 dated March 6, 2020 and May 14, 2020 respectively, enclosed herewith is a disclosure on material impact of COVID–19 pandemic on the Company under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the content of which is self-explanatory.

TML:

-	Resumed operations in all plants with Jamshedpur Plant, also getting approval on May 27, 2020 and started operations.
-	Our FIAPL JV plat at Ranjangaon has also resumed its operations
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Employee safety is our topmost priority and safe environment is ensured; Dedicated teams, Health stewards are ensuring safe work environment at each location with calibrated start across all plants with limited and essential staff

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70% of the 3-S (Showroom, sales and service) outlets and 43% of the 1-S outlets opened for CV covering ~56% of the retail Market. For PV, 59% of the showrooms resumed operations covering 69% of the retail market.

-	80% of Dealer workshops and Tata Authorized Service Stations(TASS) have commenced operations in CV and 69% workshops have started for PVs

-	Demand gradually starting to improve.
-	From Supply side, 90% of suppliers in CV have received permissions to commence, 80% have started operation and only ~60% have been able to start supplies.
-	From Supply side, 98% of suppliers in PV have received permission and also started operations.
-	As at March 31, 2020 the cash and cash equivalent of Rs 4.7K Cr and the undrawn credit facility of Rs1.5KCr.
-	To further shore up the liquidity Company has issued Commercial papers of Rs 3.5K Cr and also raised Rs 1 K Cr through NCDs.

JLR:

-	The company’s joint-venture plant in Changshu (China) has been operational since March as vehicle sales recover there and customers return to showrooms following the easing of the lockdown.
-	Gradually resuming production at the Solihull and engine plants in the UK, the Slovakia plant, and contract assembly line in Austria.
-	Robust protocol and guidelines in place across the company to ensure effective social distancing, hygiene and health monitoring
-	Employees encouraged to ‘Stay safe. Be Kind. Stay Well.
-	Encouraging recovery in China with all dealers now open.
-	Most recently, about 36% of retailers worldwide are open and a further 39% are open but constrained, with UK dealers allowed to reopen the week of 1st June 2020.

-	Strong liquidity position of £5.6 billion with £3.7 billion of cash, financial deposits and £1.9 billion undrawn credit facility as at March 31, 2020.
-	Continuously shoring up liquidity and raised GBP 220 Mn through local funding and working capital facilities.

Tata Motors Finance:

-	240 offices/branches out of 270 have resumed operations.
-	Has offered moratorium to eligible customers for March, April and May. As on today 75% of book is under moratorium.
-	As of March 31, 2020, total Cash & equivalents (including liquid mutual fund and Bank Fixed deposits) stands at Rs. 2.6K Cr and unutilised lines at Rs. 3.3K Cr
-	In last 60 days, Company has raised incremental liquidity of Rs 5.6K Cr by way of Commercial Papers and TLTRO
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Actively engaged with Banks/Investors to raise further liquidity including Partial Guarantee Scheme and Special Liquidity scheme as announced by Government of India. Current liquidity and ALM remains comfortable.

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To support our MSME customer base of more than 300K customers, company has applied to be registered with NCGT to extend credit guaranteed emergency working capital loans to eligible MSME customers to help tide the crisis.

Group Audited financials of Q4 FY20 and Outlook:

-	This is being presented to the Board on 15th June 2020 and will be shared post Audit committee and Board approvals on 15th June 2020

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.